

Mail Stop 4546

March 29, 2017

Dr. Gergely Toth
Chief Executive Officer
Cantabio Pharmaceuticals Inc.
1250 Oakmead Pkwy
Sunnyvale, CA 94085

> **Re:** **Cantabio Pharmaceuticals Inc.**
> **Registration Statement on Form S-1**
> **Filed March 1, 2017**
> **File No. 333-216370**

Dear Dr. Toth:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that you are registering the resale of 6,000,000 shares underlying convertible notes with a floating conversion rate. Given the size of the offering relative to the number of shares outstanding held by non-affiliates and the nature of the offering, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). Please revise the prospectus accordingly and identify the selling stockholder as an underwriter. To the extent that you disagree with our assessment, please explain why you believe the transaction is appropriately characterized as one that is eligible to be made pursuant to Rule 415(a)(1)(i). For guidance, refer to Compliance Disclosure Interpretations, Securities Act Rules, Question 612.09 and include discussion in your analysis concerning the following:

- the floating rate Conversion Price and Default Conversion Price applicable to the Notes;
- the Monthly Payments due in the event the market price of the common stock price falls below $.10, including the associated Redemption Premiums and Deferral Payments, which are payable in common stock and do not appear to be subject to a conversion price floor;
- the anti-dilution provisions contained in the Notes, as referenced in your fee table;
- your ability to service the $600,000 of debt at the end of the one-year maturity term;
- your ability to service the Monthly Payments in the event these penalty payments become due after six months; and
- the selling stockholder's security interest in all of your corporate assets and its ability to disapprove the incurrence of additional indebtedness pursuant to section 7.3 of the Security Agreement.

2.	In a PIPE transaction, a registered resale of securities is permitted where the investor is irrevocably bound to purchase a set number of securities for a set purchase price that is not based on a market price or a fluctuating ratio. In addition, there can be no conditions that an investor can cause not to be satisfied, including conditions related to market price of the securities or investor's satisfactory completion of its due diligence requirements. With respect to your second and third PIPE closings, it appears that the selling stockholder is not irrevocably bound to purchase your shares. Without limitation, we refer to the Securities Purchase Agreement's conditions to buyer's purchase obligations contained in sections 7(e), 7(i), 7(l) and (7)(p) as well as the assignment clause contained in section 9(f). Accordingly, please revise to remove the common shares underlying the convertible debt potentially issuable in these two closings. For guidance, refer to Compliance Disclosure Interpretations, Securities Act Sections, Question 139.11.

Fee Table

3.	Please explain to us how Footnote 1 to the table is consistent with Rule 416.

Prospectus Summary, page ii

Business Overview, page ii

4.	Please revise the Summary to highlight your disclosure on page 11 concerning the additional funds needed over the next three years to advance your research programs.

The Offering, page ii

5.   We note your disclosure indicating that the selling stockholder may not assign or transfer its rights and obligations under the Purchase Agreement. However, Exhibit 10.1, Section 9 (f) states: "This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns, including any purchasers of any of the Convertible Debentures." Accordingly, please revise your disclosure concerning assignment and transfer, or advise.

Special Note..., page iii

6.   Please revise to clarify your obligations to update the prospectus to reflect material changes.

The Purchase Agreement, page 17

7.   We note your disclosure in the third paragraph on page 17 indicating that the security interest on all of your assets expires based on effectiveness of the registration statement and the market VWAP of your common stock. With reference to Article 2 of the Security Agreement, please tell us what provision of the Security Agreement provides that the security interest expires prior to the payment in full of the convertible notes and all other liabilities and obligations contained in the applicable Transaction Documents.

Business, page 19

General Information, page 20

8.   With reference to your disclosures on pages 31 and F-7 concerning Gardedam Therapeutics, please revise to discuss briefly Gardedam's business and corporate history prior to the 2015 reverse merger.

About the Business, page 20

9.   Please revise to discuss what preclinical research you have conducted to date with respect to each of the four product candidates you identify.

Patents and Intellectual Property Rights, page 21

10.   We note from your disclosures on pages 1, F-9 and F-12 that your business relies on licensed intellectual property for your CB101, CB301, and CB401 programs. Please disclose the material terms of these agreements in the Business section, including the termination provisions referenced in your risk factor disclosure. Also, file your agreements as exhibits or provide an analysis supporting your determination that you are not required to file them pursuant to Item 601(b)(10) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Operating Expenses, page 27 and 28

11.   Please disclose any unusual or infrequent events or transactions that materially affected your results of operations and indicate the extent to which income was affected. In addition, describe any other significant components of expenses that are necessary to understand your results of operations. In this regard, we note the additional disclosure provided in your Form 10-Q for the nine months ended December 31, 2016 and the Form 10-K for the years ended March 31, 2016.

Management, page 31

12.   Please revise to clarify Dr. Sawyer's business experience during the past five years. In this regard, ensure that his principal occupations and employment are disclosed. Refer to Regulation S-K, Item 401(e).

Report of Independent Registered Public Accounting Firm, page F-2

13.   The auditors' report states in the first paragraph that the auditor has audited the balance sheets as of March 31, 2016 and 2015, and the related statements of operations, changes in stockholders' equity (deficit) and cash flows for the years then ended. However the third paragraph only opines on the year ended March 31, 2016. Please ask the auditor to revise the opinion to opine on the year ended March 31, 2015 or include an auditors' report that covers the financial statements for the year ended March 31, 2015.

Consolidated Financial Statements as of March 31, 2016 and 2015, audited
Notes to Consolidated Financial Statements
NOTE 7 – Capital Stock, page F-11

14.   Please reconcile your discussion in this note with the presentation on your consolidated statements of cash flows where you disclose that you received $600,000 cash from share subscriptions during the period ended March 31, 2016. Also, please reconcile your discussion in Note 7 on page F-18 to the statements of cash flows on page F-15. Clarify the status of shares held in escrow and tell us how they are presented in your financial statements.

Sales of Unregistered Securities, page 39

15.   Please revise to provide the disclosure for the three-year period required by Regulation S-K, Item 701.

Exhibits, page 39

16.   We refer to your disclosures on page 31. Please file your employment and consulting agreements with your executive officers as exhibits. Refer to Regulation S-K, Item 601(b)(10)(ii)(A).

Signatures, page 41

17.   Please identify who is signing in the capacity as principal financial officer.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Ibolya Ignat at (202) 551-3636 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at (202) 551-2544 or Joseph McCann at (202) 551-6262 with any other questions.

                                        Sincerely,

                                        /s/ Joseph McCann for

                                        Suzanne Hayes
                                        Assistant Director
                                        Office of Healthcare and Insurance

cc: Tim Dockery, Esq.
        Ortoli Rosenstadt LLP